EXHIBIT 99

Magna Announces Fourth Quarter and 2019 Results and Raises Quarterly Cash Dividend per Share by 10%

Fourth Quarter 2019 Highlights

  Cash from operations increased to $1.70 billion, despite lower sales and earnings
  Returned $365 million to shareholders through share repurchases and dividends
  Raised quarterly cash dividend by 10% to $0.40 per share

Full Year 2019 Highlights

  Record cash from operations of $3.96 billion, despite lower sales and earnings
  Returned approximately $1.7 billion to shareholders through share repurchases and dividends

AURORA, Ontario, Feb. 21, 2020 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the fourth quarter and year ended December 31, 2019.

	THREE MONTHS ENDED DECEMBER 31,		YEAR ENDED DECEMBER 31,
	2019	2018	2019	2018
Reported Sales	$9,395	$10,137	$39,431	$40,827

Income from operations before income taxes	$579	$607	$2,223	$2,951
Net income attributable to Magna International Inc.	$440	$456	$1,765	$2,296
Diluted earnings per share	$1.43	$1.37	$5.59	$6.61

Non-GAAP Financial Measures(1) Adjusted EBIT	$590	$730	$2,545	$3,107

Adjusted diluted earnings per share	$1.41	$1.63	$6.05	$6.71

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.

(1) Adjusted EBIT and Adjusted diluted earnings per share are Non-GAAP financial measures that have no standardized meaning under U.S. GAAP, and as a result may not be comparable to the calculation of similar measures by other companies. A reconciliation of these Non-GAAP financial measures is included in the back of this press release.

“2019 was a challenging year on a number of fronts, however we continued to make significant investments in new technologies to support customer plans to produce lighter, safer, and cleaner vehicles. I believe we are as well-positioned as ever to continue to grow.”

- Don Walker, Magna’s Chief Executive Officer

A 40-day labour strike at General Motors [“GM”], which began late in September of 2019 and extended into late October, had a negative impact on North American light vehicle production and consequently negatively impacted our sales and profitability for both the third and fourth quarters of 2019.

THREE MONTHS ENDED DECEMBER 31, 2019

Our fourth quarter results were ahead of our expectations for sales and diluted earnings per share.

On a consolidated basis, we posted sales of $9.40 billion for the fourth quarter of 2019, a decrease of 7% from the fourth quarter of 2018.  Our sales in the fourth quarter of 2019 were negatively impacted by, among other factors, declines in light vehicle production of 7% in North America, including the impact of the labour strike at GM, and 3% in Europe, the divestiture of our Fluid Pressure & Controls [“FP&C”] business in the first quarter of 2019, as well as the weakening of a number of currencies against the U.S. dollar. Excluding the impact of foreign currency and divestitures, net of acquisitions, sales decreased by 3% on a consolidated basis, and by segment: Complete Vehicles decreased 11%, Body Exteriors & Structures decreased 5%, and Seating Systems decreased 3%, while Power & Vision increased 4%. These compare to global light vehicle production which was essentially level in the fourth quarter of 2019.

Adjusted EBIT of $590 million in the fourth quarter of 2019 decreased by 19% from the fourth quarter of 2018, driven by lower sales and a lower adjusted EBIT as a percentage of sales.  Adjusted EBIT as a percentage of sales declined to 6.3% compared to 7.2% in the fourth quarter of 2018, reflecting:

  lower margins in our Power & Vision segment, mainly associated with higher engineering costs in our ADAS business, substantially associated with three programs that will be utilizing new technologies, the labour strike at GM and higher net warranty costs, partially offset by the impact of the divestiture of FP&C during 2019 and higher net favourable commercial items;
  lower margins in our Body Exteriors & Structures segment, largely due to the labour strike at GM; and
  lower margins in our Seating segment, mainly associated with foreign exchange losses in the fourth quarter of 2019 compared to gains in the fourth quarter of 2018, launch and operational inefficiencies at a new facility, higher net warranty costs, higher commodity costs, and the labour strike at GM, partially offset by higher equity income.

These factors were partially offset by higher margins in our Complete Vehicles segment, primarily due to earnings on higher sales of certain vehicles, lower launch costs and operational improvements, as well as higher earnings in our Corporate segment.

Income from operations before income taxes of $579 million decreased $28 million in the fourth quarter of 2019 compared to the fourth quarter of 2018.  The decrease reflects lower Adjusted EBIT, partially offset by other income, net in the fourth quarter of 2019 compared to other expense, net in the fourth quarter of 2018, and lower interest expense.

Net income attributable to Magna International Inc. decreased $16 million in the fourth quarter of 2019 compared to the fourth quarter of 2018 primarily as a result of lower income from operations before income taxes, partially offset by lower income taxes and lower income attributable to non-controlling interests.

Diluted earnings per share increased by 4% to $1.43 in the fourth quarter of 2019, reflecting the favourable impact of a reduced share count, partially offset by lower net income attributable to Magna International Inc.  Adjusted diluted earnings per share decreased 13% to $1.41 compared to $1.63 for the fourth quarter of 2018.

In the fourth quarter of 2019, we generated cash from operations before changes in operating assets and liabilities of $954 million and $742 million in operating assets and liabilities. Investment activities for the fourth quarter of 2019 included $513 million in fixed asset additions, a $122 million increase in investments, other assets and intangible assets, and $5 million in acquisitions. We also received proceeds of $221 million relating to the sale of our publicly traded equity securities in Lyft, Inc.

YEAR ENDED DECEMBER 31, 2019

We posted sales of $39.4 billion for the year ended December 31, 2019, a decrease of 3% from the year ended December 31, 2018.  Excluding the impact of foreign currency translation and divestitures, net of acquisitions, sales increased 2%. This compares favourably to global light vehicle production, which declined 4%.

Income from operations before income taxes was $2.22 billion, a decrease of $728 million from 2018.

Net income attributable to Magna International Inc. was $1.77 billion and diluted earnings per share were $5.59, decreases of $531 million and $1.02, respectively, each compared to 2018.

Adjusted EBIT decreased to $2.55 billion in 2019, compared to $3.11 billion for 2018.

Our adjusted diluted earnings per share decreased 10% to $6.05 for 2019 compared to $6.71 for 2018.

During 2019, we generated cash from operations before changes in operating assets and liabilities of $3.61 billion, and $352 million in operating assets and liabilities. Investment activities for 2019 included $1.44 billion in fixed asset additions, $394 million increase in investments, other assets and intangible assets and $147 million in acquisitions. We also received proceeds of $1.13 billion and $231 million related to the sale of our FP&C business and the sale of our publicly traded equity securities in Lyft, Inc., respectively.

RETURN OF CAPITAL TO SHAREHOLDERS

During the three months and year ended December 31, 2019, Magna repurchased 4.7 million shares for $254 million and 25.8 million shares for $1.29 billion, respectively. In addition, we paid dividends of $111 million and $449 million for the three months and year ended December 31, 2019, respectively.

Our Board of Directors declared a quarterly dividend of $0.40 with respect to our outstanding Common Shares for the quarter ended December 31, 2019. This represents a 10% increase in the dividend. The dividend is payable on March 20, 2020 to shareholders of record on March 6, 2020.

“Our financial strategy is focused on maintaining a strong balance sheet, investing in the business, and returning capital to shareholders. In 2019, we invested $2.0 billion in our business and returned $1.7 billion to our shareholders between share buybacks and dividends. Our 10% dividend increase, the eleventh consecutive annual increase, reflects the confidence that both management and our Board have in Magna's future.”

- Vince Galifi, Magna's Chief Financial Officer

2020 OUTLOOK

Our 2020 outlook remains unchanged from the outlook provided in our January 16, 2020 press release. We have not included any adjustment to our outlook related to COVID-19 (coronavirus), as it is difficult to forecast when our customers’ facilities in China will be fully operational, their ability to recover lost production, the risk of supply chain disruptions in the event that Chinese factories are unable to resume normal operations promptly, any adverse impact on the economy in China and/or the possibility that the economies of other regions could be adversely impacted by any further COVID-19-related slowdown in China. For further details, refer to the "2020 Outlook" section later in this press release.

REVIEW OF SELECT FOURTH QUARTER 2019 FINANCIAL INFORMATION

Other (Income) Expense, net

For the three months ended December 31, 2019, we recorded Other income, net of $8 million ($7 million after tax), which had a favourable impact of $0.02 on diluted earnings per common share.

For the three months ended December 31, 2018, we recorded Other expense, net of $97 million ($86 million after tax) which had an unfavourable impact of $0.26 on diluted earnings per common share.

For further details, refer to the "Other (Income) Expense, net" section later in this press release.

Segment Analysis
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

Body Exteriors & Structures

	For the three months
	ended December 31,
	2019	2018	Change

Sales	$3,923	$4,177	$(254)	-6%

Adjusted EBIT	$289	$356	$(67)	-19%

Adjusted EBIT as a percentage of sales (i)	7.4%	8.5%		-1.1%

(i) Adjusted EBIT as a percentage of sales is calculated as Adjusted EBIT divided by Sales.

Sales for Body Exteriors & Structures decreased 6% or $254 million to $3.92 billion for the fourth quarter of 2019 compared to $4.18 billion in 2018. The decrease in sales was primarily due to declines in light vehicle production in North America, including the impact of the labour strike at GM, and in Europe, the end of production of certain programs, a $33 million decrease in reported U.S. dollar sales primarily as a result of the weakening of the euro against the U.S. dollar, and net customer price concessions. These were partially offset by the launch of new programs during or subsequent to the fourth quarter of 2018, including the Jeep Gladiator, Ford Explorer/Lincoln Aviator, Ford Ranger, and Chevrolet Blazer/Cadillac XT6.

Adjusted EBIT for Body Exteriors & Structures decreased $67 million to $289 million for the fourth quarter of 2019 compared to $356 million for the fourth quarter of 2018. This decline reflects the labour strike at GM, lower scrap steel and aluminum recoveries, higher net warranty costs, lower foreign exchange gains, and higher launch costs, partially offset by inefficiencies during 2018 at a plant we closed subsequent to the fourth quarter of 2018.

Adjusted EBIT as a percentage of sales decreased 1.1% to 7.4% for the fourth quarter of 2019 compared to 8.5% for the fourth quarter of 2018.

The decrease in Adjusted EBIT as a percentage of sales was primarily due to the labour strike at GM, lower scrap steel and aluminum recoveries, higher net warranty costs, lower foreign exchange gains, and higher launch costs, partially offset by inefficiencies during 2018 at a plant  we closed subsequent to the fourth quarter of 2018, and productivity and efficiency improvements, including at certain previously underperforming facilities.

Power & Vision

	For the three months
	ended December 31,
	2019	2018	Change

Sales	$2,725	$2,987	$(262)	-9%

Adjusted EBIT	$163	$254	$(91)	-36%

Adjusted EBIT as a percentage of sales	6.0%	8.5%		-2.5%

Sales for Power & Vision decreased 9% or $262 million to $2.73 billion for the fourth quarter of 2019 compared to $2.99 billion for the fourth quarter of 2018. The decrease in sales was primarily due to the divestiture of our FP&C business, declines in light vehicle production in North America, including the impact of the labour strike at GM, and in Europe, a $48 million decrease in reported U.S. dollar sales primarily as a result of the weakening of the euro and Chinese renminbi, each against the U.S. dollar, and net customer price concessions, partially offset by the launch of new programs during or subsequent to the fourth quarter of 2018, including the Jeep Gladiator, Mercedes-Benz GLE/GLE Coupe, and BMW X7.

Adjusted EBIT for Power & Vision decreased $91 million to $163 million for the fourth quarter of 2019 compared to $254 million for the fourth quarter of 2018. The decrease was primarily due to higher engineering costs in our ADAS business, substantially associated with three programs that will be utilizing new technologies, the labour strike at GM, higher net warranty costs, reduced earnings on lower sales at a plant we will be closing, higher spending associated with electrification and autonomy, and the divestiture of FP&C, partially offset by higher net favourable commercial items.

Adjusted EBIT as a percentage of sales decreased 2.5% to 6.0% for the fourth quarter of 2019 compared to 8.5% for the fourth quarter of 2018.  The decrease was primarily due to higher engineering costs in our ADAS business, substantially associated with three programs that will be utilizing new technologies, the labour strike at GM, and higher net warranty costs, partially offset by the divestiture of FP&C during 2019 and higher net favourable commercial items.

Seating Systems

	For the three months
	ended December 31,
	2019	2018	Change

Sales	$1,426	$1,435	$(9)	-1%

Adjusted EBIT	$79	$110	$(31)	-28%

Adjusted EBIT as a percentage of sales	5.5%	7.7%		-2.2%

Sales for Seating Systems declined 1% or $9 million to $1.43 billion for the fourth quarter of 2019 compared to $1.44 billion for the fourth quarter of 2018. This decrease was primarily due to declines in light vehicle production in North America, including the impact of the labour strike at GM, and in Europe, the end of production of certain programs, a $15 million decrease in reported U.S. dollar sales primarily as a result of the weakening of the euro, Turkish lira, and Brazilian real, each against the U.S. dollar, and net customer price concessions, partially offset by the launch of new programs during or subsequent to the fourth quarter of 2018, including the BMW 1-Series, BMW X7, BMW X6, and Audi A3 Sportback as well as an acquisition subsequent to the fourth quarter of 2018.

Adjusted EBIT for Seating Systems decreased $31 million to $79 million for the fourth quarter of 2019 compared to $110 million for the fourth quarter of 2018.  The decrease was primarily due to the labour strike at GM, foreign exchange losses in the fourth quarter of 2019 compared to gains in the fourth quarter of 2018, higher net warranty costs, higher commodity costs and higher launch costs, partially offset by an increase in equity income and earnings from an acquisition subsequent to the fourth quarter of 2018.

Adjusted EBIT as a percentage of sales decreased 2.2% to 5.5% for the fourth quarter of 2019 compared to 7.7% for the fourth quarter of 2018.  The decrease was primarily due to foreign exchange losses in the fourth quarter of 2019 compared to gains in the fourth quarter of 2018, launch and operational inefficiencies at a new facility, higher net warranty costs, higher commodity costs, and higher launch costs, and the labour strike at GM, partially offset by an increase in equity income.

Complete Vehicles

	For the three months
	ended December 31,
	2019	2018	Change

Complete Vehicle Assembly Volumes (thousands of units)	33.9	36.6		-7%

Sales	$1,461	$1,687	$(226)	-13%

Adjusted EBIT	$44	$24	$20	+83%

Adjusted EBIT as a percentage of sales	3.0%	1.4%		+1.6%

Sales for Complete Vehicles decreased 13% or $226 million to $1.46 billion for the fourth quarter of 2019 compared to $1.69 billion for the fourth quarter of 2018, and assembly volumes decreased 7% or 2,700 units. This decrease was primarily due to lower volumes on the Jaguar I-Pace and BMW 5-Series and a $46 million decrease in reported U.S. dollar sales as a result of the weakening of the euro against the U.S. dollar, partially offset by the launch of the Toyota Supra and BMW Z4 as well as improved mix.

Adjusted EBIT for Complete Vehicles increased $20 million to $44 million in the fourth quarter of 2019, and Adjusted EBIT as a percentage of sales improved to 3.0% in the fourth quarter of 2019 compared to 1.4% in the fourth quarter of 2018. The increase in Adjusted EBIT and Adjusted EBIT as a percentage of sales were primarily due to earnings on higher sales of certain vehicles, reduced launch costs and operational improvements, partially offset by restructuring and downsizing costs incurred in 2019.

2020 OUTLOOK (2)

Light Vehicle Production (Units) North America Europe	16.3 million 20.8 million

Segment Sales Body Exteriors & Structures Power & Vision Seating Systems Complete Vehicles	$16.0 - $16.8 billion $10.7 - $11.3 billion $5.7 - $6.1 billion $6.0 - $6.4 billion
Total Sales	$38.0 - $40.0 billion

EBIT Margin(3)	6.7% - 7.0%

Equity Income (included in EBIT)	$130 - $175 million

Interest Expense	Approximately $85 million

Tax Rate	Approximately 24.5%

Net income attributable to Magna	$1.8 - $2.0 billion

Capital Spending	Approximately $1.7 billion

(2)  Unchanged from 2020 outlook provided in our January 16, 2020 press release
(3) Earnings Before Interest and Taxes ("EBIT") is defined as Net Income attributable to Magna before income attributable to non-controlling interests, income taxes, and interest expense, net. EBIT Margin is the ratio of EBIT to Total Sales.

In this outlook we have assumed no material unannounced acquisitions or divestitures or other significant transactions. In addition, we have assumed:

  2020 light vehicle production volumes (as set out above);
  foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency were:
    1 Canadian dollar equals U.S. dollars     0.75
    1 euro equals U.S. dollars                      1.10

            These foreign exchange rates are unchanged from our previous 2020 outlook dated January 16, 2020.

In addition, we have not included any adjustment to our outlook related to COVID-19 (coronavirus), as it is difficult to forecast when our customers’ facilities in China will be fully operational, their ability to recover lost production, the risk of supply chain disruptions in the event that Chinese factories are unable to resume normal operations promptly, any adverse impact on the economy in China and/or the possibility that the economies of other regions could be adversely impacted by any further COVID-19-related slowdown in China.

Certain of the forward-looking financial measures above are provided on a Non-GAAP basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.  To do so would be potentially misleading and not practical given the difficulty of projecting items that are not reflective of on-going operations in any future period. The magnitude of these items, however, may be significant.

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF INCOME
[Unaudited]
[U.S. dollars in millions, except per share figures]

	Three months ended			Year ended
	December 31,			December 31,
	2019	2018	2019	2018
Sales	$9,395	$10,137	$39,431	$40,827

Costs and expenses
Cost of goods sold	8,085	8,714	34,022	35,055
Depreciation and amortization	355	318	1,345	1,278
Selling, general and administrative	423	431	1,697	1,664
Interest expense, net	19	26	82	93
Equity income	(58)	(56)	(178)	(277)
Other (income) expense, net [i]	(8)	97	240	63
Income from operations before income taxes	579	607	2,223	2,951
Income taxes	134	140	591	619
Net income	445	467	1,632	2,332
(Income) loss attributable to non-controlling interests	(5)	(11)	133	(36)
Net income attributable to Magna International Inc.	$440	$456	$1,765	$2,296

Earnings per Common Share:
Basic	$1.44	$1.37	$5.61	$6.65
Diluted	$1.43	$1.37	$5.59	$6.61

Cash dividends paid per Common Share	$0.365	$0.33	$1.46	$1.32

Weighted average number of Common Shares outstanding during the period [in millions]:
Basic	305.0	331.9	314.7	345.4
Diluted	306.3	333.2	315.8	347.5

[i]  See "Other (income) expense, net" information included in this Press Release.

MAGNA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
[Unaudited]
[U.S. dollars in millions]

	As at	As at
	December 31,	December 31,
	2019	2018

ASSETS
Current assets
Cash and cash equivalents	$1,276	$684
Accounts receivable	5,927	6,548
Inventories	3,304	3,403
Prepaid expenses and other	238	193
Income taxes receivable	—	57
Assets held for sale	—	949
	10,745	11,834

Investments	1,210	2,189
Fixed assets, net	8,260	8,095
Operating lease right-of-use assets	1,811	—
Intangible assets, net	484	560
Goodwill	1,976	1,979
Deferred tax assets	308	300
Other assets	996	988
	$25,790	$25,945

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings	$—	$1,098
Accounts payable	5,628	6,094
Accrued salaries and wages	753	769
Other accrued liabilities	1,800	1,734
Income taxes payable	17	—
Long‑term debt due within one year	106	201
Current portion of operating lease liabilities	225	—
Liabilities held for sale	—	408
	8,529	10,304

Long‑term debt	3,062	3,084
Operating lease liabilities	1,601	—
Long-term employee benefit liabilities	677	597
Other long‑term liabilities	371	400
Deferred tax liabilities	419	401
	14,659	14,786

Shareholders' equity
Capital stock
Common Shares
[issued: 303,250,415; December 31, 2018 – 327,339,095]	3,198	3,380
Contributed surplus	127	120
Retained earnings	8,596	8,376
Accumulated other comprehensive loss	(1,090)	(1,175)
	10,831	10,701

Non-controlling interests	300	458
	11,131	11,159
	$25,790	$25,945

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
[Unaudited]
[U.S. dollars in millions]

	Three months ended		Year ended
	December 31,		December 31,
	2019	2018	2019	2018

Cash provided from (used for):

OPERATING ACTIVITIES
Net income	$445	$467	$1,632	$2,332
Items not involving current cash flows	509	534	1,976	1,539
	954	1,001	3,608	3,871
Changes in operating assets and liabilities	742	597	352	(153)
Cash provided from operating activities	1,696	1,598	3,960	3,718

INVESTING ACTIVITIES
Fixed asset additions	(513)	(647)	(1,441)	(1,650)
Proceeds from sale of (investment in) Lyft, Inc.	221	—	231	(220)
Increase in investments, other assets and intangible assets	(122)	(150)	(394)	(481)
Proceeds from dispositions	16	70	185	223
Acquisitions	5	(152)	(147)	(148)
Proceeds on sale of business	—	—	1,132	—
Cash used for investing activities	(393)	(879)	(434)	(2,276)

FINANCING ACTIVITIES
Issues of debt	11	23	47	172
(Decrease) increase in short-term borrowings	(436)	(177)	(1,124)	866
Repayments of debt	(10)	(130)	(149)	(171)
Issue of Common Shares on exercise of stock options	11	3	44	50
Shares repurchased for tax withholdings on vesting of equity awards	(4)	(10)	(9)	(16)
Repurchase of Common Shares	(254)	(479)	(1,289)	(1,831)
Contributions to subsidiaries by non-controlling interests	—	—	4	4
Dividends paid to non-controlling interests	(9)	(39)	(22)	(69)
Dividends paid	(111)	(106)	(449)	(448)
Cash used for financing activities	(802)	(915)	(2,947)	(1,443)

Effect of exchange rate changes on cash, cash equivalents and restricted cash equivalents	10	(5)	11	(36)

Net increase (decrease) in cash, cash equivalents and Restricted cash equivalents during the period	511	(201)	590	(37)
Cash, cash equivalents and restricted cash equivalents,beginning of period	881	1,003	802	839
Cash, cash equivalents and restricted cash equivalents, end of period	$1,392	$802	$1,392	$802

MAGNA INTERNATIONAL INC.
SUPPLEMENTAL DATA
[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

OTHER (INCOME) EXPENSE, NET

During the three months ended December 31, 2019 and 2018, the Company recorded other (income) expense, net items as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2019	2018	2019	2018

Impairment of assets [a]	$—	$74	$727	$74
Restructuring [b]	3	23	31	45
Net (gains) losses on investments [c]	(11)	—	6	(56)
Gain on sale of Business [d]	—	—	(524)	—
Other (income) expense, net	$(8)	$97	$240	$63

[a]	Impairment of assets

During 2019, the Company concluded that indicators of impairment were present within the Power & Vision segment related to its equity-accounted investments in Getrag (Jiangxi) Transmission Co., Ltd. and Dongfeng Getrag Transmission Co. Ltd. in China, which make both manual transmissions and dual-clutch transmissions ["DCTs"], and its equity-accounted investment Getrag Ford Transmission GmbH ["GFT"] in Europe which makes manual transmissions.  The conclusion was based on lower than expected sales, increased pricing pressure in the China market, declines in volume projections for the foreseeable future for manual transmissions and DCTs in China and manual transmissions in Europe, and in-sourcing of transmissions by certain Chinese OEMs. Accordingly, the Company deemed there to be an other-than-temporary decline, and undertook an impairment analysis to determine the fair value of the investments utilizing discounted cash flows to derive fair values. Based on the analyses, the carrying value of the Company’s investments exceeded fair value by $700 million. Including the $36 million impact of income taxes and the $127 million attributable to non-controlling interest, the non-cash impairment charge included in net income attributable to the Company was $537 million.

For the year ended December 31, 2019, the Company recorded asset impairment charges of $27 million [$20 million after tax] in its Electronics operations which are included in the Company's Power & Vision segment.

During 2018, the Company concluded that indicators of impairment were present related to its investment in GFT and undertook an impairment analysis to determine the fair value of the investment. Based on the difference between the fair value and the carrying value of the investment in GFT, the Company recorded an other-than-temporary impairment charge of $60 million [$59 million after tax].

For the year ended December 31, 2018, the Company also recorded fixed asset impairment charges of $14 million [$12 million after tax] related to a certain Body Exteriors & Structures facility.

[b]	Restructuring

For the year ended December 31, 2019, the Company recorded net restructuring charges of $31 million ($31 million after tax)at our Body Exteriors & Structures operations. For the three months ended December 31, 2019, $3 million ($3 million after tax) of net restructuring charges relate to our Body Exteriors & Structures operations.

For the year ended December 31, 2018, the Company recorded net restructuring charges of $45 million ($43 million after tax), including $25 million ($23 million after tax) at our Body Exteriors & Structures operations and $20 million ($20 million after tax) at our Power & Vision operations. For the three months ended December 31, 2018, $20 million ($18 million after tax) of net restructuring charges relate to our Body Exteriors & Structures operations and $3 million ($3 million after tax) relate to our Power & Vision operations.

MAGNA INTERNATIONAL INC.
SUPPLEMENTAL DATA
[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

OTHER (INCOME) EXPENSE, NET (CONTINUED)

[c]	Net losses (gains) on investments

For the year ended December 31, 2019, recorded net losses of $6 million [$5 million after tax]. This includes net unrealized gains of $17 million [$15 million after tax] related to the revaluation of its private equity investments and net losses of $23 million [$20 million after tax] related to its investment in Lyft, Inc. ["Lyft"].  For the three months ended December 31, 2019, the Company recorded net gains of $11 million [$10 million after tax] substantially related to its investment in Lyft.

During 2019, the Company sold 5.4 million shares of its publicly traded equity securities in Lyft for proceeds of $231 million.

For the year ended December 31, 2018, the Company recorded an unrealized gain of $56 million [$53 million after tax] on the revaluation of its private equity investments of which $46 million [$46 million after tax] related to its investment in Lyft.

[d]	Sale of business During 2019, the Company recorded a gain on the sale of the FP&C business of $524 million [$447 million after tax], for its Power & Vision operations.

SEGMENTED INFORMATION

Magna is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics and roof systems. Magna also has electronic and software capabilities across many of these areas.

The Company is organized under four operating segments: Body Exteriors & Structures, Power & Vision, Seating Systems and Complete Vehicles. These segments have been determined on the basis of technological opportunities, product similarities, and market and operating factors, and are also the Company's reportable segments.

The Company's chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes ["Adjusted EBIT"] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT is calculated by taking net income and adding back income taxes, interest expense, net, and other (income) expense, net.

Certain amounts in the prior period comparatives have been restated to reflect the transfer of assets between the Company’s segments to better reflect utilization of these assets and more accurately measure their operational profitability.

MAGNA INTERNATIONAL INC.
SUPPLEMENTAL DATA
[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

SEGMENTED INFORMATION (CONTINUED)

The following tables show segment information for the Company's reporting segments and a reconciliation of Adjusted EBIT to the Company's consolidated income from operations before income taxes:

	Three months ended December 31, 2019
				Depreciation	Equity	Fixed
	Total	External	Adjusted	and	(income)	asset
	sales	sales	EBIT [ii]	amortization	loss	additions
Body Exteriors & Structures	$3,923	$3,849	$289	$180	$(1)	$263
Power & Vision	2,725	2,678	163	128	(55)	203
Seating Systems	1,426	1,420	79	18	(5)	31
Complete Vehicles	1,461	1,444	44	24	(1)	15
Corporate & Other [i]	(140)	4	15	5	4	1
Total Reportable Segments	$9,395	$9,395	$590	$355	$(58)	$513

	Three months ended December 31, 2018
				Depreciation	Equity	Fixed
	Total	External	Adjusted	and	(income)	asset
	sales	sales	EBIT [ii]	amortization	loss	additions
Body Exteriors & Structures	$4,177	$4,095	$356	$177	$(3)	$280
Power & Vision	2,987	2,931	254	102	(58)	293
Seating Systems	1,435	1,433	110	15	4	35
Complete Vehicles	1,687	1,677	24	19	—	37
Corporate & Other [i]	(149)	1	(14)	5	1	2
Total Reportable Segments	$10,137	$10,137	$730	$318	$(56)	$647

	Year ended December 31, 2019
				Depreciation	Equity	Fixed
	Total	External	Adjusted	and	(income)	asset
	sales	sales	EBIT [ii]	amortization	loss	additions

Body Exteriors & Structures	$16,458	$16,110	$1,299	$710	$(3)	$713
Power & Vision	11,312	11,103	747	464	(174)	577
Seating Systems	5,577	5,548	312	66	(4)	76
Complete Vehicles	6,707	6,661	144	84	(1)	69
Corporate & Other [i]	(623)	9	43	21	4	6
Total Reportable Segments	$39,431	$39,431	$2,545	$1,345	$(178)	$1,441

	Year ended December 31, 2018
				Depreciation		Fixed
	Total	External	Adjusted	and	Equity	asset
	sales	sales	EBIT [ii]	amortization	income	additions
Body Exteriors & Structures	$17,527	$17,220	$1,413	$701	$(12)	$730
Power & Vision	12,321	12,086	1,171	435	(261)	655
Seating Systems	5,548	5,546	426	57	(3)	78
Complete Vehicles	6,018	5,968	68	65	—	170
Corporate & Other [i]	(587)	7	29	20	(1)	17
Total Reportable Segments	$40,827	$40,827	$3,107	$1,278	$(277)	$1,650

[i]  Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

[ii] For a definition and reconciliation of Adjusted EBIT, refer to our Non-GAAP financial measures reconciliation included in the “Supplemental Data” section of this Press Release.

MAGNA INTERNATIONAL INC.
SUPPLEMENTAL DATA
[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

SEGMENTED INFORMATION (CONTINUED)

The following table shows Goodwill for the Company's reporting segments:

	December 31,	December 31,
	2019	2018

Body Exteriors & Structures	$458	$459
Power & Vision	1,238	1,260
Seating Systems	169	147
Complete Vehicles	111	113
Total Reportable Segments	$1,976	$1,979

The following table shows Net Assets for the Company's reporting segments:

	December 31,	December 31,
	2019	2018

Body Exteriors & Structures	$7,906	$7,142
Power & Vision [i]	5,626	6,703
Seating Systems	1,219	815
Complete Vehicles	735	605
Corporate & Other	468	563
Total Reportable Segments	$$15,954	$15,828

[i] Balance as at December 31, 2018 includes $541 million of net assets held for sale

The following table reconciles Total Assets to Net Assets:

	December 31,	December 31,
	2019	2018

Total Assets	$25,790	$25,945
Deduct assets not included in segment net assets:
Cash and cash equivalents	(1,276)	(684)
Deferred tax assets	(308)	(300)
Long-term receivables from joint venture partners	(71)	(71)
Income taxes receivable	—	(57)
Deduct liabilities included in segment net assets:
Accounts payable	(5,628)	(6,094)
Accrued salaries and wages	(753)	(769)
Other accrued liabilities	(1,800)	(1,734)
Liabilities held for sale	—	(408)
Segment Net Assets	$15,954	$15,828

MAGNA INTERNATIONAL INC.
SUPPLEMENTAL DATA
[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

Non-GAAP Financial Measures

In addition to the financial results reported in accordance with U.S. GAAP, this press release contains references to the Non-GAAP financial measures reconciled below.  We believe the Non-GAAP financial measures used in this press release are useful to both management and investors in their analysis of the Company’s financial position and results of operations. In particular, management believes that Adjusted EBIT and Adjusted diluted earnings per share, are useful measures in assessing the Company’s financial performance by excluding certain items that are not indicative of the Company's core operating performance. Management also believes that these measures are useful to both management and investors in their analysis of the Company's results of operations, as they provide improved comparability between fiscal periods. The presentation of Non-GAAP financial measures should not be considered in isolation, or as a substitute for the Company’s related financial results prepared in accordance with U.S. GAAP.

The following table reconciles Net income to Adjusted EBIT:

	Three months ended		Year ended
	December 31,		December 31,
	2019	2018	2019	2018

Net income	$445	$467	$1,632	$2,332
Add:
Interest expense, net	19	26	82	93
Other (income) expense, net	(8)	97	240	63
Income taxes	134	140	591	619
Adjusted EBIT	$590	$730	$2,545	$3,107

The following table reconciles Net income attributable to Magna International Inc. to Adjusted Diluted earnings per share:

	Three months ended		Year ended
	December 31,		December 31,

	2019	2018	2019	2018

Net income attributable to Magna International Inc.	$440	$456	$1,765	$2,296
Add:
Other (income) expense, net	(8)	97	240	63
Tax effect on Other (income) expense, net	1	(5)	33	(2)
Loss attributable to non-controlling interests related to Other (income) expense, net	—	—	(127)	—
Other Tax Items	—	(6)	—	(27)
Adjusted net income attributable to Magna International Inc.	$433	$542	$1,911	$2,330
Diluted weighted average number of Common Shares outstanding during the period (millions):	306.3	333.2	315.8	347.5
Adjusted diluted earnings per share	$1.41	$1.63	$6.05	$6.71

This press release together with our Management's Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements are available in the Investor Relations section of our website at www.magna.com/company/investors and filed electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com as well as on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

We will hold a conference call for interested analysts and shareholders to discuss our fourth quarter and year ended December 31, 2019 results on Friday, February 21, 2020 at 7:00 a.m. EST. The conference call will be chaired by Don Walker, Chief Executive Officer. The number to use for this call from North America is 1-888-223-4959. International callers should use 1-303-223-4361. Please call in at least 10 minutes prior to the call start time. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call as well as our financial review summary will be available on our website Friday prior to the call.

TAGS
Quarterly earnings, financial results

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com  │  905.726.7035

MEDIA CONTACT
Tracy Fuerst, Vice-President, Corporate Communications & PR
tracy.fuerst@magna.com  │  248.631.5396

OUR BUSINESS (4)

We are a mobility technology company.  We have over 165,000 entrepreneurial-minded employees, 346 manufacturing operations and 94 product development, engineering and sales centres in 27 countries. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities that include body, chassis, exteriors, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).

(4) Manufacturing operations, product development, engineering and sales centres and employee figures generally include equity-accounted operations.

FORWARD-LOOKING STATEMENTS
Certain statements in this press release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements.  Forward-looking statements in this press release include, but are not limited to, statements relating to our 2020 Outlook; and future returns of capital to our shareholders, including through dividends and share repurchases.

Forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry

  economic cyclicality;
  regional production volume declines, including as a result of the COVID-19 (coronavirus) outbreak;
  intense competition;
  potential restrictions on free trade;
  trade disputes/tariffs;

Customer and Supplier Related Risks

  concentration of sales with six customers;
  shifts in market shares among vehicles or vehicle segments;
  shifts in consumer "take rates" for products we sell;
  quarterly sales fluctuations;
  potential loss of any material purchase orders;
  a deterioration in the financial condition of our supply base;
  OEM consolidation;

Manufacturing Operational Risks

  product and new facility launch risks;
  operational underperformance;
  restructuring costs;
  impairment charges;
  labour disruptions;
  supply disruptions, including as a result of the COVID-19 (coronavirus) outbreak;
  climate change risks;
  attraction/retention of skilled labour;

IT Security/Cybersecurity Risk

  IT/Cybersecurity breach;
  Product Cybersecurity breach;

Pricing Risks
  pricing risks between time of quote and start of production;
  price concessions;
  commodity costs;
  declines in scrap steel prices;
Warranty / Recall Risks

  costs related to repair or replacement of defective products, including due to a recall;
  warranty or recall costs that exceed warranty provision or insurance coverage limits;
  product liability claims

Acquisition Risks

  inherent merger and acquisition risks;
  acquisition integration risk;

Other Business Risks

  risks related to conducting business through joint ventures;
  our ability to consistently develop and commercialize innovative products or processes;
  our changing business risk profile as a result of increased investment in electrification and autonomous driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience;
  risks of conducting business in foreign markets;
  fluctuations in relative currency values;
  tax risks;
  reduced financial flexibility as a result of an economic shock;
  changes in credit ratings assigned to us;

Legal, Regulatory and Other Risks

  antitrust risk;
  legal claims and/or regulatory actions against us; and
  changes in laws and regulations, including those related to vehicle emissions.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are discussed in greater detail in this document under the section titled "Industry Trends and Risks" and set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.